

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Sachin Shah
Chief Executive Officer
Brookfield Asset Management Reinsurance Partners Ltd.
c/o Brookfield Bermuda Ltd.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

> **Re: Brookfield Asset Management Reinsurance Partners Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 11, 2021**
> **CIK. No. 0001837429**

Dear Mr. Shah:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted February 11, 2021

Corporate Structure, page 76

1. We note the new footnote disclosures in response to prior comment 5. Please revise the chart to include this disclosure of the ownership BAM Re Class B Partners will have in your class A exchangeable shares and the economic interest in your company of your class A exchangeable shares, class B shares and class C shares.

Executive Compensation, page 132

2. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.

You may contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance